October 1, 2012

VIA EDGAR AND OVERNIGHT COURIER

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Center Bancorp, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 13, 2012
File No. 000-11486

Dear Ms. Blume:

Center Bancorp, Inc. (the “Company”) hereby transmits via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a response to the Staff’s comment letter dated September 14, 2012.

The Staff’s comments have been retyped in italics below, and are followed by the Company’s responses.

2012 10-K Comment Letter

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1.          We note your significant sales of available-for-sale securities during the periods presented. Please provide the following information regarding these sales:

•	Tell us and disclose in future filings the business reasons for the large quantity of sales during the periods presented;

Response: The substantial sales of available for sale securities during the periods presented reflect the significant amount of volatility present in the market. Given the historic low interest rates prevalent in the market, it is necessary for the Company to protect itself from interest rate exposure. Securities that once appeared to be sound investments can, after changes in the market, become securities that the Company must sell in order to avoid losses and mismatches of interest-earning assets and interest-bearing liabilities.

The Company will provide comparable disclosure in its next Quarterly Report on Form 10-Q and will update that disclosure in subsequent periodic filings with the Commission.

•	Tell us the average holding period for these securities sold during the periods presented;

Response: As our counsel has advised David Irving of the Commission’s Staff, the information requested in this and the next two Commission comments is obtainable by the Company, but will require the Company to utilize manual retrieval techniques. The Company will endeavor to obtain the necessary information to respond to this and the next two comments as promptly as possible. Mr. Irving has indicated, by voicemail message to our counsel, that he is aware that the Company will be responding to these informational requests in a subsequent response letter and that the Commission will consider its comment letter open at least until the Company’s next response letter is submitted to the Commission.

•	Quantify the sales between categories of available-for-sale securities (mortgage-backed securities, corporate bonds ad notes, trust preferred securities, etc.); and

Response: Please see the Company’s second response.

•	Quantify the realized gains and realized losses between categories of available-for-sale securities (mortgage-backed securities, corporate bonds and notes, trust preferred securities, etc.)

Response: Please see the Company’s second response.

* * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the above-mentioned matters, please do not hesitate to call our counsel, Peter H. Ehrenberg, at 973-597-2350.

Very truly yours,

CENTER BANCORP, INC

By:	/s/Anthony C. Weagley
Anthony C. Weagley
President and Chief Executive Officer

cc:	Securities and Exchange Commission
Mr. David Irving

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